Filed Pursuant to Rule 433

Dated August 8, 2022

Registration Statement No. 333-251353-02

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated August 8, 2022

Issuer:	Wisconsin Power and Light Company

Security Type:	Debentures

Principal Amount:	$600,000,000

Maturity Date:	September 1, 2032

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.774%

Spread to Benchmark Treasury:	T+132 bps

Yield to Maturity:	4.094%

Price to Public:	98.822% of the principal amount

Coupon:	3.950%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2023

Optional Redemption – Reinvestment Rate:	Prior to June 1, 2032 make-whole call at T+20 bps

Optional Redemption at Par:	On or after June 1, 2032

Trade Date:	August 8, 2022

Settlement Date:	August 15, 2022 (T+5)

CUSIP:	976826 BQ9

ISIN:	US976826BQ93

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	A3 / A (Moody’s/ S&P)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.

Senior Co-Manager:	KeyBanc Capital Markets Inc.

Co-Managers:	Comerica Securities, Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about August 15, 2022, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on any date prior to the second business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.

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